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                          May 24, 2021

       Laurent Bernard Marie Junique
       Chief Executive Officer
       TDCX Inc.
       750D Chai Chee Roa
       #06-01/06 Viva Business Park
       Singapore 469004

                                                        Re: TDCX Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            May 10, 2021
                                                            CIK No. 0001803112

       Dear Mr. Junique:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement filed on May 10, 2021

       Management's Analysis of Financial Condition and Results of Operations Overview, page 72

   1.                                                   Please disclose
hereunder the compound annual growth rates (CAGR) based on profit for the year as determined
using the most comparable IFRS measure to EBITDA. Refer to
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the C&DIs on Non-GAAP
                                                        Financial Measures.
 Laurent Bernard Marie Junique
FirstName
TDCX Inc.LastNameLaurent Bernard Marie Junique
Comapany
May        NameTDCX Inc.
     24, 2021
May 24,
Page 2 2021 Page 2
FirstName LastName
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Rajeev P. Duggal, Esq.